MANAGEMENT STATEMENT REGARDING COMPLIANCE
                         WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940






We, as members of management of the BNY Hamilton Funds, Inc. (the "Funds"), are responsible for complying with the requirements of subsection (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 2006, and from November 30, 2006 through December 31, 2006.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2006, and from November 30, 2006 through December 31, 2006 with respect to securities and similar investments reflected in the investment accounts of the Funds.


                                      BNY HAMILTON FUNDS, INC.


                                      /s/ Guy Nordahl
                                      -----------------------------------------
                                      Guy Nordahl
                                      Treasurer and Principal Financial Officer

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM




To the Board of Directors of
The BNY Hamilton Funds, Inc.


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the BNY Hamilton Funds, Inc., including the International Equity Fund, Large Cap Equity Fund, Large Cap Growth Fund, Large Cap Value Fund, Multi-Cap Equity Fund, Small Cap Core Equity Fund, Small Cap Growth Fund, S&P 500 Index Fund, Global Real Estate Securities Fund, High Yield Fund, Intermediate Government Fund, Core Bond Fund, Intermediate New York Tax-Exempt Fund, Intermediate Tax-Exempt Fund, Municipal Enhanced Yield Fund, U.S. Bond Market Fund, Enhanced Income Fund, Money Fund, New York Tax-Exempt Money Fund, Treasury Money Fund, U.S. Government Money Fund, and 100% U.S. Treasury Securities Money Fund (the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of December 31, 2006. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with standards of the Public Company Accounting Oversight Board (United States) and accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2006, and with respect to agreement of security purchases and sales, for the period from November 30, 2006 through December 31, 2006:

    o We counted and inspected all securities located in the vault of The Bank of New York (the "Custodian"), without prior notice to management;

    o We obtained reconciliations between the Funds' accounting records and the custody records as of December 31, 2006 and verified reconciling items;

    o We obtained an understanding of the Custodian's reconciliation procedures over investment positions and the controls over these reconciliations between the Custodian and the various depository institutions (DTC, PTC, and FRB) and the Custodian and customer investment positions, including the control policies over the safeguarding of physical securities;

    o We agreed pending trade activity for the Funds as of December 31, 2006 to their corresponding subsequent statements;

    o We agreed to the books and records of the Funds a sample of purchases and sales of securities for the period November 30, 2006 through December 31, 2006.

To the Board of Directors of
The BNY Hamilton Funds, Inc.
Page Two




We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the BNY Hamilton Funds, Inc. were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2006, with respect to securities and similar investments reflected in the investment account of the Funds, is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of the BNY Hamilton Funds, Inc., and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.





                                                   /s/ TAIT, WELLER & BAKER LLP

Philadelphia, Pennsylvania
September 14, 2007